Kevin E. Hawton
Knight Piésold Ltd
1650 Main Street West
North Bay, ON
P1B 8G5

Consent of Qualified Person

I, Kevin Hawton, consent to the public filing of the technical report titled “NI 43-101 Technical Report on the Preliminary Economic Assessment for the Production of Petalite Concentrate From the Separation Rapids Lithium Deposit, Kenora, Ontario” dated September 26, 2018 (the “Technical Report”) by Avalon Advanced Materials Inc. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the press release August 21, 2018 (the “Press Release”) of the Company.

I certify that I have read the Press Release and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 26th day of September, 2018

“Kevin E. Hawton” {signed and sealed}

Signature of QP
(Kevin E. Hawton)